UNITED STATES OF AMERICA before the SECURITIES AND EXCHANGE COMMISSION	File No. 812-_______
In the Matter of DAXOR CORPORATION

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an Exemption from Sections 18(d) and 23(a) and (b) of the Act, Pursuant to Section 23(c)(3) of the Act Granting an Exemption from Section 23(c) of the Act, and Pursuant to Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Section 17(d) of the Act

Please direct all communications regarding this Application to:

Robert J. Michel

Chief Financial Officer and Chief Compliance Officer
Daxor Corporation
350 Fifth Avenue, Suite 4740
New York, New York 10118
 (212) 330 - 8504

with a copy to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
 (414) 297-5596

TABLE OF CONTENTS
Page

I.	INTRODUCTION		4

II.	BACKGROUND INFORMATION CONCERNING THE APPLICANT		4

III.	REASONS FOR REQUEST		5

IV.	DESCRIPTION OF THE PLANS		5

	A.	Administration and Specifications of the Plans	6
	B.	Shares Available Under the Plans	6
	C.	Dilution Resulting from the Plans	6
	D.	Awards under the Plans	7

		1. Types of Awards	7
		2. Performance Awards	9

	E.	Operation of the Plans	10

V.	APPLICABLE STATUTORY PROVISIONS		10

	A.	Section 18(d) and Sections 23(a), (b) and (c).	10
	B.	Section 17(d) and Rule 17d-l.	11

VI.	DISCUSSION OF AUTHORITIES		11

	A.	Prior Commission Orders and Regulations.	12

		1. Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies.	12
		2. Statutory Provisions Relating to Use of Equity-Based Compensation by BDCs.	12
		3. Statutory Provisions and Orders Relating to Director Options.	13

	B.	Standards for Exemption Under Section 6(c).	13

		1. Necessary or Appropriate in the Public Interest.	13
		2. Consistency with the Protection of Investors.	14
		3. Consistency with the Purposes of the Act.	16

	C.	Standards for Relief Under Section 17(d) and Rule 17d-1 Thereunder.	16
	D.	Standards for Exemption Under Section 23(c)(3).	17

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VII.	CONDITIONS	17

VIII.	ADDITIONAL INFORMATION	18

IX.	AUTHORIZATION AND COMPLIANCE WITH RULE 0-2 UNDER THE INVESTMENT COMPANY ACT OF 1940	18

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EXHIBITS Page
Exhibit A: Daxor Corporation 2004 Stock Option Plan
Exhibit B: Daxor Corporation 2019 Incentive Compensation Plan
Exhibit C: Authorization of Daxor Corporation
Exhibit D: Verification of Daxor Corporation

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I. INTRODUCTION
Daxor Corporation, a New York corporation ("Daxor" or the "Applicant"), is an investment company with medical instrumentation and biotechnology operations. While the company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, the company is dependent upon earnings from its investment portfolio to fund its medical instrumentation and biotechnology operations and has registered as a closed-end investment company under the Act. So, Daxor is an internally-managed, closed-end investment company registered under the Investment Company Act of 1940 (the "Act"),1 and hereby submits this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order (the "Order") pursuant to Section 6(c) of the Act granting an exemption from Sections 18(d) and 23(a) and (b) of the Act, pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act, and pursuant to Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the Act.
This Application is for an Order granting relief to permit the operation of the Daxor Corporation 2004 Stock Option Plan (the "2004 Daxor Plan"), substantially in the form attached as Exhibit A, and to permit the adoption of the Daxor 2019 Incentive Compensation Plan (the "2019 Daxor Plan" and the 2004 Daxor Plan and 2019 Daxor Plan, collectively,), substantially in the form attached as Exhibit B.2
The 2004 Daxor Plan permits the Applicant to issue stock options ("Options"), while the 2019 Daxor Plan would permit the Applicant to issue Options, stock appreciation rights (including freestanding and tandem stock appreciation rights) ("Stock Appreciation Rights"), restricted shares of stock ("Restricted Stock"), restricted stock units ("Restricted Stock Units"), deferred stock units ("Deferred Stock Units"), shares of common stock granted as a bonus ("Bonus Stock") and awards denominated in cash ("Cash Awards")3 (each award is referred to individually as an "Award" and, collectively, as "Awards")  or, individually, an "Award" and, collectively, "Awards"), to "Eligible Persons"4, subject to the terms and conditions discussed below.  In addition, the 2019 Daxor Plan would permit dividend equivalents to be awarded in connection with any Awards under the Plan while the Awards are outstanding or otherwise subject to a restriction period on a like number of shares of common stock of the Applicant.  Furthermore, certain Awards under the 2019 Daxor Plan may be subject to performance conditions as may be specified by the respective Committees (as defined below).  The operation of the Plans raises issues under Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act and Rule 17d-l thereunder.
As discussed in greater detail below, the Applicant notes that the relief sought in this Application is largely similar to the relief provided to Baker, Fentress & Company ("Baker Fentress") in an order granted to Baker Fentress by the Commission on December 22, 1998 (the "1998 Order"); to The Adams Express Company and Petroleum & Resources Corporation ("Adams") in an order granted to Adams on March 8, 2005 (the "2005 Order"); and to Central Securities Corporation ("Central") in an order granted to Central by the Commission on February 1, 2012 (the "2012 Order"). Although each of the plans

1 Unless otherwise indicated, all Section references are to the Act.
2 The Plans are attached for informational purposes only.  Applicant is solely responsible for the content of the Plans, and in the event of any conflict between the terms and conditions applicable to the Order (as described in this Application, excluding Exhibit A and Exhibit B) and the Plans, the former will govern the relief requested herein.
3 To the extent that a Cash Award is settled in cash, the Applicant is not requesting any relief hereunder.
4 Under the 2004 Daxor Plan, incentive Options may be granted only to any individual who, at the time the Option is granted, is an employee of the company or any related corporation, and nonstatutory Options may be granted to any employee, officer, agent, consultant or independent contractors of the company. Under the 2019 Daxor Plan, awards may be granted to (i) any person, including officers and directors, in the regular employment of the company and (ii) any non-employee director of the company. "Eligible Persons" is defined herein to include the persons referenced above.

permitted under the 1998 Order, the 2005 Order and the 2012 Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company.
II. BACKGROUND INFORMATION CONCERNING THE APPLICANT
Daxor Corporation is an investment company with medical instrumentation and biotechnology operations. While the company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, the company is dependent upon earnings from its investment portfolio to fund its medical instrumentation and biotechnology operations and has registered as a closed-end investment company under the Act. While Daxor Corporation is registered as a closed-end investment company, it has always conducted its business as an operating company and has never been in, or held itself out to be in, the business of investing, reinvesting, owning, holding or trading in securities.
Daxor's common stock ("Daxor Stock") has continuously been traded since its initial public offering. The company's common stock is traded on the NYSE American Exchange under the symbol DXR. As of May 20, 2019, the company's authorized securities consisted of:
Title of Class	Amount Authorized	Amount Held by Company or for its Account	Amount Outstanding
Common Stock	10,000,000	6,253,142	3,746,858

As of the date of this Application, Daxor has six directors, four of whom are not "interested persons" (as defined in Section 2(a)(19) of the Act) of Daxor (referred to herein as "Non-Interested Directors"), and two of whom are executive officers of Daxor.
As of June 1, 2019, 6,684 shares of Daxor Stock were available for future grant under the 2004 Daxor Plan.  As of June 1, 2019, the number of shares subject to outstanding awards was approximately 193,316 shares of Daxor Stock under the 2004 Daxor Plan.  The 2004 Daxor Plan has been extended and will expire when the 2019 Daxor Plan is approved and becomes effective.  If shareholders approve the 2019 Daxor Plan, there will be available for future grant under the 2019 Daxor Plan 250,000 shares of Daxor Stock, and no further options will be granted under the 2004 Daxor Plan.
III. REASONS FOR REQUEST
Because the medical instrumentation and biotechnology business is highly competitive, the Applicant believes that its successful operation will depend on its ability to attract, motivate and retain its employees with competitive compensation packages similar to those offered by its competitors.  The companies with whom the Applicant competes for management talent are not registered investment companies subject to the restrictions of the Act and are thus able to offer their directors, officers and other personnel various types of non-cash, deferred compensation, including opportunities for equity participation in the enterprise, as well as cash incentive and performance based compensation.
If the Applicant is not allowed to issue Awards, the Applicant believes it will suffer from a severe competitive disadvantage because the Applicant operates a medical instrumentation and biotechnology business, as do its competitors, and its competitors are not subject to the limitations of the Act.  Central and Adams, in their applications for the relief, also noted that they would suffer competitive disadvantage if they were not permitted to provide equity-based compensation.

IV. DESCRIPTION OF THE PLANS
The relief sought in the Application would:
•	permit the Applicant to operate the Plans, pursuant to which Awards could be granted to Eligible Persons;
•	permit the Applicant, pursuant to the Plans, to issue Awards that expire later than 120 days after their issuance and that are not issued exclusively and ratably to their existing stockholders;
•	permit the Applicant, pursuant to the Plans, to issue its securities for services;
•	permit the Applicant, pursuant to the Plans, to issue shares of Daxor Stock to Eligible Persons at a price below the stock's net asset value on the date of issue; and
•	permit the Applicant, pursuant to the Plans, to repurchase its securities from participants in the Plans.
The Plans have been approved by the Board of Directors, including a majority of the Non-Interested Directors of the Applicant, which directed the filing of this Application with the Commission.
A.	Administration and Specifications of the Plans.
The Plans are administered by the Board of Directors or, if elected by the Board, a committee of the Board (the "Committees").  The Committees are composed solely of three or more directors who (i) are Non-Interested Directors of the Applicant, and (ii) are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
B.	Shares Available Under the Plans.
Subject to adjustment as provided in the Plans, the Daxor Stock to be offered under the Plans consists of shares of the Company's authorized but unissued Common Stock, $.01 par value, and the aggregate amount of stock to be delivered upon exercise of (i) all Options granted under the 2004 Daxor Plan may not exceed 200,000 of such shares, or 5% of the Applicant's  outstanding shares, whichever is the larger number; and (ii) all Awards granted under the 2019 Daxor Plan may not exceed 250,000 of such shares, or 5% of the Applicant's  outstanding shares, whichever is the larger number.  If any Award granted under the Plans expires or terminates for any reason without having been exercised in full, the unpurchased shares subject thereto are again available for the purpose of the Plans.
C.	Dilution Resulting from the Plans.
The maximum potential dilution to the Applicant's stockholders (in terms of net asset value per share) that would result from grant of Awards under the Plans would be approximately 6.8%.  The Applicant notes that Options may be granted under the Plans, which limits dilution to the Applicant's stockholders as the exercise price of Options must be at least 100% of the Fair Market Value5 of the stock on the date of grant.

5 For purposes of the Plans, "Fair Market Value" of a Share of Common Stock as of a specified date shall mean the closing price of a share on the principal securities exchange on which such Shares are traded on the day immediately preceding the date as of which Fair Market Value is being determined, or on the next preceding date on which such Shares are traded. If no Shares were traded on such immediately preceding day, or if the Shares are not traded on securities exchange, Fair Market Value shall be deemed to be the average of the high bid and low asked prices of the Shares in the over-the-counter market on the day immediately preceding the date as of which Fair Market Value is being determined, or on the next preceding date on which such high bid and low asked prices were recorded. If the Shares are not publicly traded, Fair Market Value shall be determined by the Board or Committee, and in no event shall Fair Market Value be determined with regard to restrictions other than restrictions which, by their terms, shall never lapse.

D.	Awards under the Plans.
1.	Types of Awards.
The 2014 Daxor Plan provides only for the grant of Options, but the 2019 Daxor Plan is flexible and permits the relevant Committee, subject to ratification by the Board, to grant various types of Awards to Eligible Persons who are Employees, subject to the limitations summarized below.
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Stock Options. The Committee may grant Options to Eligible Persons, provided that the per share exercise price of such Options is not less than the Fair Market Value of a share of the Applicant's stock on the date of the grant, except as such price is adjusted to reflect certain corporate actions.  The Committee will determine the time or times at which, or the circumstances under which, an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid (e.g., when an Eligible Person is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate, the Eligible Person can attest to the "deemed delivery" of his/her stock certificate), the form of such payment (which may include cash or stock) and the methods by or forms in which common stock will be delivered or deemed to be delivered to Eligible Persons.

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Stock Appreciation Rights.  The Committee may grant Stock Appreciation Rights to Eligible Persons.  A Stock Appreciation Right is a right to receive, upon exercise, the excess of (i) the Fair Market Value of one share of an Applicant's stock, as the case may be, on the date of exercise over (ii) the Stock Appreciation Right's grant price.  The Committee will determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by or forms in which the stock will be delivered or deemed to be delivered to Eligible Persons, whether or not a Stock Appreciation Right is granted as a tandem award[6] and any other terms and conditions of any Stock Appreciation Right.  Except as the Committee determines otherwise, Stock Appreciation Rights will become exercisable after the second anniversary of the date of grant, subject to the Eligible Person's continued employment or service with the Applicant.  Stock Appreciation Rights issued under the 2019 Daxor Plan will expire no later than ten years from the date of grant, except that, unless otherwise determined by the Committee, they will be subject to substantially the same termination provisions as for Options described above.  In addition, if and to the extent provided for in the applicable Award agreement, the grant price of a Stock Appreciation Right may be reduced after grant of the Stock Appreciation Right to reflect capital gains distributions to an Applicant's stockholders made after the date of grant, provided that no such reduction will be made which will reduce the grant price of the Stock Appreciation Right below zero.  Grant of a Stock Appreciation Right will be treated as issuance of a share of stock of the issuing company for purposes of determining the number of shares available under the 2019 Daxor Plan as long as that Stock Appreciation Right is outstanding.  Stock issued when a Stock Appreciation Right is settled (or, in the case of a Stock Appreciation

6 A Tandem Award is an Award granted in tandem with another Award, usually to provide an alternative form of compensation of comparable economic value.  For example, an Option may be granted in tandem with a Stock Appreciation Right, with the exercise of either canceling the other.

Right settled in cash, stock that would have been issued if the Stock Appreciation Right were settled in stock) will be deducted from the number of shares available under the 2019 Daxor Plan.  The grant of a tandem Stock Appreciation Right with an Option will not be treated as an additional issuance of stock because the exercise of the Option or the tandem Stock Appreciation Right would cancel the other.  Thus, the grant of a tandem stock appreciation right with an option will be treated under the 2019 Daxor Plan as one share not two shares.

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Restricted Stock.  The 2019 Daxor Plan permits the Committee to make grants of Restricted Stock of the Applicant's stock, as the case may be, to Eligible Persons.  Restricted Stock is stock that is subject to restrictions on transferability, risk of forfeiture and/or other restrictions.  Except to the extent restricted under the terms of the 2019 Daxor Plan and any Award agreement relating to the Restricted Stock, an Eligible Person granted Restricted Stock has all the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restricted period applicable to the Restricted Stock, the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Eligible Person.  Except as the Committee determines otherwise, restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Eligible Person's continued employment or service with the Applicant.  Except as the Committee determines otherwise, effective immediately after termination of an Eligible Person's employment during the applicable restriction period, Restricted Stock that is at that time subject to restrictions will be forfeited and reacquired by the relevant Applicant, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

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Restricted Stock Units.  The 2019 Daxor Plan permits the Committee to make grants of Restricted Stock Units to Eligible Persons.  Restricted Stock Units represent rights to receive stock and are subject to certain restrictions and a risk of forfeiture.  Except as the Committee determines otherwise, restrictions on Restricted Stock Units will lapse and stock in respect of the Eligible Person's Restricted Stock Units will be delivered to the Eligible Person in three equal installments after the first, second and third anniversaries of the date of grant, subject to the Eligible Person's continued employment or service with the Applicant.  Except as the Committee determines otherwise, effective immediately after termination of an Eligible Person's employment or service during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions will be forfeited and reacquired by the Applicant, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

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Deferred Stock Units.  The 2019 Daxor Plan permits the Committee to grant Deferred Stock Units to Eligible Persons, which are rights to receive stock, cash or a combination thereof at the end of a deferral period specified by the Committee (or if permitted by the Committee, as elected by the Eligible Person).  Deferred Stock Units may or may not be subject to restrictions (which may include a risk of forfeiture), which restrictions will lapse at the expiration of the specified deferral period or at earlier times, as determined by the Committee.  Except as the Committee determines otherwise, effective immediately after termination of an Eligible Person's employment during the applicable deferral period or portion thereof to which forfeiture conditions apply, all Deferred Stock Units that are at that time subject to deferral (other than a deferral at the election of an Eligible Person) will be forfeited, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock Units.

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Bonus Stock.  The 2019 Daxor Plan permits the Committee to make grants of Bonus Stock.  Except as otherwise determined by the Committee, Bonus Stock will vest immediately and shall not be subject to any restrictions.

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Cash Awards.  The Committee is also authorized to grant Cash Awards.  A Cash Award confers on the Eligible Person to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  Cash Awards may be satisfied in cash, by delivery of the number of Shares valued at the Fair Market Value on the payout date, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

In addition, the Plans permit, to the extent provided for in the applicable Award agreement, recipients of Awards to receive dividend equivalents in respect of such Awards or any portion thereof as specified in the applicable Award agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock.  Any such dividend equivalents will be paid in shares of common stock, cash or a combination thereof as and when provided for in the applicable Award agreement.
2.	Performance Awards.
Under the 2019 Daxor Plan, the right of an Eligible Person to receive a settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.  "Performance Awards" are defined under the 2019 Daxor Plan as Awards granted to Eligible Persons that are conditioned upon satisfaction, during a period of at least one year but no more than ten years, of performance criteria established by the relevant Committee. The performance goals will be objective. Achievement of a performance goal may be measured over a performance period of up to ten years for a Performance Award.  The relevant Committee may reduce or increase the amount of a payment to be made in connection with a Performance Award.

E.	Operation of the Plans.
The Committees will determine the term of each Award pursuant to the applicable Plan.  Subject to the terms of the Plans and any applicable Award agreement, payments to be made by the Applicant upon the exercise or settlement of an Award may be made in such forms as the Committee will determine (subject to applicable legal restrictions), including, without limitation, cash or stock, and may be made in a single payment or transfer, in installments or on a deferred basis.  The Committee may accelerate the settlement of any Award and pay cash in lieu of delivering stock in connection with such settlement.

Generally, Awards are not transferable, except to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution, and each Award generally must be exercised by an Eligible Person during the Eligible Person's lifetime.  While the Committee has the power to permit broader transfers, this authority is limited to circumstances in which an Eligible Person desires to make a transfer to a family member, family trust or family partnership to facilitate estate planning.  In addition, Awards may be transferred pursuant to a qualified domestic relations order.
Although the Applicant's Board may amend or terminate the Applicant's Plans, provided that the 2004 Daxor Plan shall expire upon adoption of the 2019 Daxor Plan, or the Committee's authority to approve grants of Awards under the Plans at any time, it may not adversely change the terms of any Award previously granted to an Eligible Person without the Eligible Person's consent.  Adoption of the 2019 Daxor Plan is subject to final approval by the Board and approval of the Applicant's stockholders (the 2004 Daxor Plan was previously approved by the Board and stockholders).  In addition, any amendment to the 2019 Daxor Plan will be subject to the approval of the Applicant's stockholders to the extent such approval is required by applicable laws or regulations, including exchange rules, or as the Board otherwise determines.  The Applicant's Board is required to review the Plans at least annually.
V. APPLICABLE STATUTORY PROVISIONS
The provisions of the Act set forth below and the applicable rules thereunder currently operate to prohibit the Applicant from granting Awards to Eligible Persons.
A.	Section 18(d) and Sections 23(a), (b) and (c).
Section 18(d) of the Act prohibits any registered management investment company from issuing warrants or rights to subscribe to or purchase its securities, except those issued ratably to a class of the company's security holders with an exercise period of up to 120 days or in exchange for warrants in connection with a reorganization.  The Applicant's granting of Awards to Eligible Persons would not satisfy these statutory exceptions because no corresponding warrants or rights would be issued to the Applicant's stockholders and because the Awards would not be issued in connection with a reorganization.  Consequently, the granting of Awards is expressly prohibited by this section.
Issuance of Awards to Eligible Persons also would be prohibited under Section 23 of the Act.  Section 23(a) generally prohibits a registered closed-end investment company from issuing any of its securities for services or for property other than cash or securities.  Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock's current net asset value, except with the consent of a majority of the company's common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the securities transactions that are the subject of this Application.
Because Awards are forms of compensation, issuance of stock-based Awards to Eligible Persons would constitute the issuance of securities for "services" and, therefore, absent an exemption, would fall within the prohibitions of Section 23(a).  Additionally, Options will be issued with an exercise price that is not less than the Fair Market Value, and other Awards based on common stock of the Applicant are generally valued at Fair Market Value.  On the date of grant and date of exercise, an Option's or Stock Appreciation Right's exercise price may be less than the net asset value of a share of the Applicant's stock on such dates.

Section 23(c) generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tenders, or "under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased".  No rule of the Commission addresses repurchases in connection with the exercise of stock options or the vesting of restricted stock, restricted stock units or deferred stock units.  Thus, to the extent that payment for a stock option with previously acquired shares of stock of the Applicant or where shares are withheld by the Applicant in payment of the exercise price, or to the extent that the withholding of shares by the Applicant or the delivery of shares by an Eligible Person in satisfaction of withholding taxes is considered to be a "purchase" by the Applicant of its own securities, Section 23(c) would prohibit the transaction.
B.	Section 17(d) and Rule 17d-l.
Section 17 of the Act establishes standards and requirements for transactions between registered investment companies and certain affiliates.  Section 17(d) of the Act and Rule 17d-1(a), taken together, generally prohibit an affiliated person of a registered investment company (a "first- tier affiliate"), or an affiliated person of such affiliated person (a "second-tier affiliate"), from participating in, or effecting a transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the registered investment company is a participant unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order.  Paragraph (c) of Rule 17d-1 defines "joint enterprise or other joint arrangement or profit-sharing plan" to include "any written or oral plan . . . whereby a registered investment company or a controlled company thereof and any affiliated person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan. . . ."  Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, among others, (i) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of such other person's outstanding voting securities; (ii) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (iv) any officer, director, partner, copartner or employee of such other person; or (v) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof.
Because all Eligible Persons are either directors or employees of the Applicant or its subsidiaries, the Eligible Persons fall within the scope of Section 17(d) and Rule 17d-1 and, consequently, are prohibited from participating in the Plans, absent grant of the relief sought in this Application.
VI. DISCUSSION OF AUTHORITIES
The provisions of the Act and the rules thereunder outlined above preclude the Applicant from granting Awards to Eligible Persons absent relief from the Commission.  For the reasons set forth below, the Applicant believes that the requested Order would be in the best interests of the Applicant and its stockholders and meets the standard for relief under the Act.  Moreover, the grant of the Order would be consistent with other longstanding Commission orders and regulations concerning equity-based and other incentive compensation.  The Applicant submits that the forms of Awards that the Applicant may grant under the Plans do not present any issues that are not presented by the precedents discussed below.

A.	Prior Commission Orders and Regulations.
The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies ("SBICs") and business development companies ("BDCs"), to offer their employees equity-based compensation as well as incentive and performance-based cash compensation and to offer their non-employee directors equity-based compensation.  The Applicant believes that the ability to offer those types of compensation is as necessary for it to attract and retain management talent as it was for the other investment companies for whom Congress or the Commission has granted relief.
1.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies.
The important role that equity compensation such as the Awards can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed, closed-end investment companies.
In 2005, the Commission issued the 2005 Order which granted the Adams exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b) and (c) of the Act and Rule 17d-1 under the Act.  See In the Matter of The Adams Express Company, et al., Investment Company Act Release No. 26780 (March 8, 2005).  The 2005 Incentive Plans were adopted in compliance with all of the terms and conditions set forth in the 2005 Order.  The relief sought in this Application is substantially similar to the application for the 2005 Order and the 2005 Incentive Plans.
In 2012 the Commission granted the 2012 Order, recognizing that the adoption of an equity-based compensation plan such as the one approved by Central "is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act".  See In the Matter of Central Securities Corporation, Investment Company Act Release No. 29940 (February 1, 2012).  The relief sought in this Application is substantially similar to the application for the 2012 Order and the plan approved by Central pursuant thereto.
2.	Statutory Provisions Relating to Use of Equity-Based Compensation by BDCs.
Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including non-employee directors, in the Small Business Investment Incentive Act of 1980.  Securities granted pursuant to Section 61(a)(3)(B) of the Act to a BDC's officers and employees are subject to certain restrictions.  Applicant believes that the Awards to be granted pursuant to the Plans would be subject to restrictions comparable to all of those restrictions.  The Applicant notes that the Commission amended its 1985 exemptive order granting exemptions from Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act to internally-managed, closed-end investment company members of the Association of Publicly Traded Investment Funds to permit such parties to have plans qualified under Section 401(a) of the Code as well as the stock incentive plans originally authorized.  See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 15439 (November 26, 1986) and 15496 (December 23, 1986).

Furthermore, in recognition of the importance of the ability to offer equity-based compensation, the Commission has granted exemptive relief to permit closed-end, non-diversified management companies, operated in compliance with the Act's requirements for BDCs, to adopt:  (i) stock option plans for their officers and employees (See, e.g., Capital Southwest Corporation, Investment Company Act Release Nos. 14031 (July 12, 1984) and 14086 (August 7, 1984); Greater Washington Investors, Inc., Investment Company Act Release Nos. 13828 (March 16, 1984) and 13880 (April 11, 1984); Narragansett Capital Corporation, Investment Company Act Release Nos. 12343 (March 31, 1982) and 12396 (April 22, 1982)) and (ii) restricted stock plans for their officers and employees (See, e.g., Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013); Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012); Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010); Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008); Main Street Capital Corporation, Investment.

Company Act Release No. 28120 (January 16, 2008); and MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006)).
3.	Statutory Provisions and Orders Relating to Director Options.
Section 61(a)(3)(B) permits a BDC to grant stock options to its non-employee directors, subject to the same restrictions outlined in Section VI.A.2. above, except that instead of the executive compensation plan being approved by a majority of the BDC's board of directors, it must be approved by order of the Commission, upon application, on the basis that the plan's terms are fair and reasonable and do not involve overreaching of the BDC or its stockholders.  The Commission has granted relief pursuant to Section 61(a)(3)(B) in applications by BDCs to grant stock options to their non-employee directors (See, e.g., Medallion Financial Corp., Investment Company Act Release Nos. 30121 (June 21, 2012) and 30139 (July 17, 2012); American Capital, Ltd., Investment Company Act Release Nos. 28895 (September 3, 2009) and 28935 (September 30, 2009); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 28228 (March 28, 2008) and 28239 (April 23, 2008).
B.	Standards for Exemption Under Section 6(c).
Section 6(c) of the Act, which governs the Applicant's request for exemptive relief from Sections 18, 23(a) and 23(b), provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act's policy and provisions.
1.	Necessary or Appropriate in the Public Interest.
As indicated in Section VI.A. above, both the Commission and Congress have long recognized the importance of equity-based compensation, such as stock options, in attracting and retaining qualified personnel.  The Applicant submits that maintaining the ability of an investment company in the Applicant's situation to attract and retain highly qualified personnel is in the public interest, including the interests of the Applicant's stockholders.  The Applicant competes for talented personnel primarily with companies that are not investment companies registered under the Act.  These companies are able to offer all types of equity-based compensation to their employees, including stock options, stock appreciation rights, restricted stock, restricted stock units and deferred stock units and, therefore, have an advantage over the Applicant in attracting and retaining highly qualified personnel.  For the Applicant to compete on a more equal basis with such companies, it must have talented personnel and offer them competitive compensation packages.
In some cases, the Plans will allow the Applicant to achieve an economic objective it has the power to achieve now, but with greater protections for the Applicant.  For example, an employer's grant of restricted stock to an employee provides the same economic incentives as the employer's payment of a cash bonus coupled with a requirement that the employee use that bonus to acquire shares of the employer's stock in market transactions, which would not raise the issues presented here under the Act.  The Applicant is placed at less risk by the use of a Restricted Stock grant because the stock is forfeited if the Eligible Person does not fulfill the conditions of the grant.  Similarly, Restricted Stock Units and Deferred Stock Units are agreements to issue underlying stock at the time the shares vest and the specified restrictions or deferral periods lapse, but have additional advantages with respect to tax and accounting treatments applicable to the Applicant or the Eligible Persons.

Stock Appreciation Rights provide the functional equivalent of Options without the actual issuance of the underlying stock, but with different tax and accounting treatment that may be more or less favorable to the Applicant or the Eligible Person than Options.  Use of the equity- based alternatives that will be available under the Plans will enhance the ability of the Applicant to offer compensation arrangements that are attractive to Eligible Persons and more beneficial to the Applicant on a tax, accounting or cash-flow basis.  The Applicant believes that the flexibility to offer these alternative equity-based incentive compensation arrangements is essential to the Applicant's ability to compete.
2.	Consistency with the Protection of Investors.
The proposed limitations on the requested exemptive order will ensure that the granting of such exemptions would be consistent with the protection of the Applicant's investors.
Under the Act, investors are protected against dilution of their pro rata voting and equity interests by Section 18(d) and, for investors in closed-end investment companies, by Sections 23(a) and (b).  Section 18(d) expressly prohibits registered investment companies from issuing most types of rights to purchase securities, and Sections 23(a) and (b), respectively, prohibit closed-end investment companies from issuing any securities for services and from selling common stock at a price below the stock's current net asset value.
The Applicant's analysis of the impact of the Plans on existing stockholders' interests indicates that the maximum potential dilution to the Applicant's stockholders (in terms of net asset value per share) resulting from the grant of Awards under the Plans would be approximately 6.8%.  The Applicant believes that the potential dilutive impact would not be significant, particularly if the operation of the Plans attract talented professionals who enhance management of the Applicant's business, thus increasing the value of the Applicant's assets and enhancing stockholders' interests.
Even if there is net dilution of existing stockholders' interests from the issuance or exercise of Options or other Awards (including Restricted Stock, which will have the identical potential dilutive impact on the Applicant's stock as would the issuance of the Applicant's common shares) under the Plans, the Applicant submits that the limitations on the requested exemptive order will provide protection to investors against dilution of their pro rata interests that are similar to those the Commission has previously found consistent with the purposes and policies of the Act and are even greater than those that Congress imposed on stock options issued by BDCs.  Specifically, the dilutive effect of the Plans on the Applicant's stockholders would be balanced or limited by at least three factors.
First, any Awards granted thereunder must be approved by a majority of Committee members who are not "interested persons" of the Applicant (as defined under the Act).  Congress apparently found this requirement persuasive in approving the 1980 Amendments.
Second, the percentage of the shares of the Applicant's stock that may be issued under the Plans will be 6.8% of its total outstanding shares of common stock.  As a result, less dilution could occur under the Plans than from stock options issued by BDCs, on which Congress imposed a 25% limit on the maximum increase in the amount of voting securities that could result if all outstanding warrants, options and other rights were exercised.

Finally, the Plans are approved by the Applicant's stockholders.  Thus, the Applicant's stockholders had the opportunity to decide for themselves whether the prospective benefits offered by the Plans were worth the dilution that will result from the Plans' operation.
The existence and nature of the Awards granted will be disclosed in accordance with standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission under Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act and Item 18 of Form N-2.  In addition, the Applicant will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.7  Therefore, the Applicant concludes that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of their stock.
The Applicant submits that the potential abuses and adverse effects previously thought by the Commission to be present in investment company stock options have no applicability to Awards under the Plans.  These potential abuses and adverse effects included:  (i) the possibility that stock options could be granted to persons whose interests might be contrary to the interests of stockholders; (ii) the potential dilutive impact of options on stockholders; (iii) the possibility that options might facilitate a change of control; (iv) the introduction of complexity and uncertainty into the investment company's financial structure, thereby making it more difficult to appraise the value of their stock; (v) possible obfuscation of the extent of management compensation; and (vi) encouragement of speculative portfolio investments at the insistence of the option holders (to increase the possibility of a rise in market price from which they might benefit).  See Variable Annuity Life Insurance Company of America, Investment Company Act Release No. 4686 (August 25, 1966) (the "VALIC decision").
Because Awards under the Plans are issuable only to Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the Applicant's stockholders.  As discussed above, the Applicant also believes that, due to the limited number of shares of stock that could be granted under the Plans, the potential dilutive impact to stockholders would not be significant.  Moreover, the limited number of shares of stock that could be granted under the Plans would offer no opportunity for any change in control of the Applicant.
With regard to the impact of the Plans on the clarity of the Applicant's financial structure and management compensation, the existence and nature of the Awards granted by the Applicant would be fully disclosed in accordance with the applicable standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission.
The Applicant's stockholders will be protected by the conditions to the requested Order that assure continuing oversight of the operation of the Plans by the Board.  Under these conditions, the Applicant's Board will review the Plans at least annually.  In addition, the Committee periodically will review the potential impact that the grant, exercise or vesting of Awards could have on the Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of the stockholders of the Applicant.  This authority will include the authority to prevent or limit the grant of additional Awards.
___________________________

7 The Applicant will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors, as adopted and applicable to closed-end investment companies registered under the Act that have not elected to be regulated as a business development company under Section 54(a) of the Act.  See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006 (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

The Applicant believes that it is also important to note that adoption and implementation of the Plans will put them on no different footing than the vast majority of investment companies and their managers.  An externally-managed investment company receives management and other services from a manager which is a separately owned entity.  Most investment companies pay their external managers a fee which is based on the amount of the investment company's assets under management (which is not deemed to be a performance fee creating the risk of unduly speculative investment activity).  However, it is the Applicant's understanding that a large number of those external managers use performance-based or other incentive compensation arrangements, including equity-based compensation, in the compensation of their employees who in fact make decisions with respect to investment company assets.  Operation of the Plans will put the Applicant in the same position.
In addition, the Commission now has had substantial experience with equity-based incentive adopted by closed-end investment companies, SBICs and BDCs.  The Applicant submits that this experience demonstrates that the potential adverse consequences outlined in the VALIC decision have not arisen from the implementation of equity-based compensation arrangements by investment companies.
For the foregoing reasons, the Applicant submits that any adverse impact on investors' interests protected by the Act resulting from the granting of the Order sought by this Application would be minimal and significantly outweighed by the benefits to investors that would result from permitting the Applicant to compete for top quality personnel on a more equal footing with its competitors.  In addition, equity-based compensation would more closely align the interests of Daxor and its employees and directors with those of the Applicant's stockholders.
3.	Consistency with the Purposes of the Act.
As indicated earlier, the Applicant believes it is at a disadvantage in competing with other similar companies in attracting and retaining management personnel if it cannot continue to offer the types of Awards that would be permitted under the Plans.
The Commission previously recognized similar problems in the context of SBICs in 1971 and granted a limited exemption from the Act's provisions to permit SBICs to issue qualified stock options.  Congress amended the Act in 1980 to permit BDCs also to issue stock options, subject to certain conditions and limitations.  The Commission again recognized similar problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act's provisions to permit certain internally-managed closed-end investment companies to issue stock options.
C.	Standards for Relief Under Section 17(d) and Rule 17d-1 Thereunder.
Section 17(d) of the Act and Rule 17d-1 thereunder specifically provide that the Commission may, by order upon application, grant relief from the prohibitions of Section 17(d) and the rules thereunder regarding certain joint enterprises or arrangements and profit sharing plans involving a registered investment company.  Rule 17d-1(b) further provides that, in passing upon such an application, the Commission will consider (i) whether the participation of the registered investment company in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.

The first standard ― consistency with the Act's policies and purposes ― is almost identical to the standards for exemptions under Section 6(c) and is already addressed in this Application.
Analysis of the second part of the Rule 17d-1 standard, of course, must recognize that the Applicant's and its Eligible Persons' respective rights and duties are necessarily different and not comparable.  However, the Applicant's participation with respect to Awards would not be "less advantageous" than that of the Eligible Persons.  Indeed, insofar as the Applicant is concerned, Awards are not radically different from the other commonly used forms of employee compensation, such as bonuses, that raise no issues under Section 17(d) or Rule 17d-1.  Any advantage to Eligible Persons resulting from any tax or other benefits they may receive from deferred receipt of compensation or from having the amount of compensation depend upon improved performance of the Applicant's common stock would be more than outweighed by the Applicant's enhanced ability to attract and retain highly qualified personnel.  The Plans, although benefiting the Eligible Persons and Daxor in different ways, is in the interests of stockholders of Daxor because the Plans will help it attract, motivate and retain talented professionals and help align the interests of employees with those of its stockholders.
D.	Standards for Exemption Under Section 23(c)(3).
Section 23(c)(3) permits a closed-end investment company to purchase securities of which it is the issuer "under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased".  As noted in this Application, the payment of a stock option exercise price with previously acquired stock of the Applicant or with shares withheld by the Applicant might be deemed a "purchase" by the Applicant of its own securities within the prohibition of Section 23(c).  Although, pursuant to the terms of the Plans, the Applicant may purchase its securities only from Eligible Persons, the Applicant submits that any such purchase will be made in a manner that does not unfairly discriminate against other stockholders.  Such purchase may be made only as permitted by the Plans, which will has been approved by such stockholders.  As noted above, all purchases of the Applicant's stock would be at Fair Market Value.  Because all transactions would take place at the public market price, the Applicant does not believe that such transactions would be significantly different than could be achieved by any stockholder selling in a market transaction.  Moreover, the Applicant's enhanced ability to attract and retain qualified personnel as a result of the adoption of the Plans should benefit all stockholders of the Applicant.
VII. CONDITIONS
The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:
1. The Board will maintain a Committee, none of the members of which will be "interested persons" of the Applicant as defined in the Act.  The Committee will administer the Plans and will be composed of three or more directors of the Applicant who (i) are Non‑Interested Directors of the Applicant, and (ii) are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.
2. The Plans will not be operated unless they have been approved by a majority of the votes cast by stockholders at a meeting called to consider the Plans, as has occurred for the 2004 Daxor Plan.  Any amendment to the 2019 Daxor Plan will be subject to the approval of the Applicant's stockholders to the extent such approval is required by applicable law or regulation or the Board otherwise determines.

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3. Awards are not transferable or assignable, except as the Committees will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution.  Awards may also be transferred pursuant to a qualified domestic relations order.
4. The maximum number of shares of stock available for delivery in connection with (i) all Options granted under the 2004 Daxor Plan may not exceed 200,000 of such shares, or 5% of the Applicant's outstanding shares, whichever is the larger number; and (ii) all Awards granted under the 2019 Daxor Plan may not exceed 250,000 of such shares, or 5% of the Applicant's  outstanding shares, whichever is the larger number
5. The Board will review the Plans at least annually.  In addition, the Committee periodically will review the potential impact that the grant, exercise, or vesting of Awards could have on the Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review, and the Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of investors in the Applicant.  This will include the authority to prevent or limit the grant of additional Awards.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.
6. Awards under the Plans are issuable only to Eligible Persons.
VIII. ADDITIONAL INFORMATION
The Applicant requests that any questions regarding the Application be directed to Peter D. Fetzer at Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin 53202, telephone (414) 297-5596.  It is desired that the Order become effective without a hearing pursuant to Rule 0-5 under the Act.
IX. AUTHORIZATION AND COMPLIANCE WITH RULE 0-2 UNDER THE INVESTMENT COMPANY ACT OF 1940
Pursuant to Rule 0-2(c)(1), the Applicant hereby states that under the provisions of its certificate of incorporation, responsibility for the management of its business affairs is vested in its board of directors and that the board of directors of the Applicant, by resolutions duly adopted and attached hereto as Exhibit C, have authorized the Applicant's officers to prepare, or cause to be prepared, and to execute and file with the Commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Applicant, have been complied with and the individual who signed and filed this Application is duly and fully authorized to so do.  The verification required by Rule 0-2(d) is attached hereto as Exhibit D.
[Signature follows on next page.]

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Dated: June 24, 2019
DAXOR CORPORATION
By:	/s/ Robert J. Michel
Robert J. Michel Chief Financial Officer and Chief Compliance Officer

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EXHIBIT LIST
Exhibit A: Daxor Corporation 2004 Stock Option Plan
Exhibit B: Daxor Corporation 2019 Incentive Compensation Plan
Exhibit C: Authorization of Daxor Corporation
Exhibit D: Verification of Daxor Corporation

Exhibit A
DAXOR CORPORATION
2004 Stock Option Plan

1.    Purpose. The purpose of the Stock Option Plan of DAXOR CORPORATION is to provide incentive to employees, officers, agents, consultants, and independent contractors of the Corporation, as defined below, to encourage proprietary interest in the Corporation by such employees, officers, agents, consultants, and independent contractors to encourage them to remain in the employ of the Corporation, and to attract to the Corporation individuals of experience and ability.
2.    Definitions.
      (a) "Board" shall mean the Board of Directors of the Company.
      (b) "Code" shall mean the Internal Revenue Code of 1986, as amended.
      (c) "Committee" shall mean the Committee appointed by the Board in accordance with Section 3 of the Plan.
      (d) "Common Stock" shall mean the $.01 par value Common Stock of the Company.
      (e) "Company" shall mean DAXOR CORPORATION, a New York Corporation.
      (f) "Corporation" shall mean and include the Company and any parent or subsidiary corporation thereof, within the meaning of Section 424 of the Code.
      (g) "Disability" shall mean the condition of an Employee who is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.
      (h) "Employee" shall mean any individual (including an officer or a director) who is an employee of the Corporation (within the meaning of Section 3401 of the Code and the regulations thereunder).
      (i) "Exercise Price" shall mean the price per Share of Common Stock, determined by the Board or Committee, at which an Option may be exercised.
      (j) "Fair Market Value" of a Share of Common Stock as of a specified date shall mean the closing price of a Share on the principal securities exchange on which such Shares are traded on the day immediately preceding the date as of which Fair Market Value is being determined, or on the next preceding date on which such Shares are traded. If no Shares were traded on such immediately preceding day, or if the Shares are not traded on a securities exchange, Fair Market Value shall be deemed to be the average of the high bid and low asked prices of the Shares in the over-the-counter market on the day immediately preceding the date as of which Fair Market Value is being determined, or on the next preceding date on which such high bid and low asked prices were recorded. If the Shares are not publicly traded, Fair Market Value shall be determined by the Board or Committee, and in no event shall Fair Market Value be determined with regard to restrictions other than restrictions which, by their terms, shall never lapse.

      (k) "Incentive Stock Option" shall mean an Option described in Code Section 422(b).
      (l) "Non-statutory Stock Option" or "Non-qualified Option" shall mean an Option which is not an Incentive Stock Option.
      (m) "Option" shall mean a stock option granted pursuant to the Plan.
      (n) "Optionee" shall mean a person to whom an Option has been granted.
      (o) "Plan" shall mean this DAXOR CORPORATION Stock Option Plan.
      (p) "Purchase Price" shall mean the Exercise Price times the number of whole Shares with respect to which an Option is exercised.
      (q) "Share" shall mean one share of Common Stock.
      (r) "Ten Percent Shareholder" shall mean any employee who, at the time of the grant of an Option, owns (or is deemed to own, under Section 424(d) of the Code) more than ten percent of the total combined voting power of all classes of outstanding stock of the Corporation.
3.    Administration.
      This Plan shall be administered by the Board of Directors of the Company (the "Board") or, in the event the Board shall appoint and/or authorize a committee of two or more members of the Board to administer this Plan, by such committee. The administrator of this Plan shall hereinafter be referred to as the "Plan Administrator".
      The foregoing notwithstanding, in the event the Company shall register any of its equity securities pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any non-employee directors are eligible to receive options or Restricted Stock under this Plan, then with respect to grants to be made to directors: (a) the Plan Administrator shall be constituted so as to meet the requirements of Section 16(b) of the Exchange Act, and Rule 16b-3 thereunder, each as amended from time to time, or (b) if the plan Administrator cannot be so constituted, no options shall be granted under this Plan to any Directors.
      Procedures. The Board shall designate one of the members of the Plan Administrator as chairman. The Plan Administrator may hold meetings at such times and places as it shall determine. The acts of a majority of the members of the Plan Administrator present at meetings at which a quorum exists, or acts reduced to or approved in writing by all Plan Administrator members, shall be valid acts of the Plan Administrator.
      Responsibilities. Except for the terms and conditions explicitly set forth in this Plan, the Plan Administrator shall have the authority, in its discretion, to determine all matters relating to the options to be granted under this Plan, including selection of the individuals to be granted options, the number of shares to be subject to each option, the exercise price, and all other terms and conditions of the options, including the designation of such options as an Incentive Stock Option or Non-statutory
Stock Option. Grants under this Plan need not be identical in any respect, even when made simultaneously. The interpretation and construction by the Plan Administrator of any terms or provisions of this Plan or any option issued hereunder, or of any rule or regulation promulgated in connection herewith, shall be conclusive and binding on all interested parties, so long as such interpretations and construction with respect to Incentive Stock Options corresponds to the requirements of Internal Revenue Code (the "Code") Section 422, the regulations thereunder, and any amendments thereto.
      Section 16(b) Compliance and Bifurcation of Plan. It is the intention of the Company that this Plan comply in all respects with Rule 16b-3 under the Exchange Act, to extent applicable, and, if any Plan provision is later found not to be in compliance with such Section, the provision shall be deemed null and void, and in all events the plan shall be construed in favor of its meeting the requirements of Rule 16b-3,. Notwithstanding anything in the Plan to the contrary, the Board, in its absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to participants who are officers and directors or other persons subject to Section 16(b) of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other participants.
4.    Maximum Number of Shares Subject to Plan.
      Subject to adjustment as provided in Section 15 hereof, the stock to be offered under the Plan shall consist of shares of the Company's authorized but unissued Common Stock, $.01 par value, and the aggregate amount of stock to be delivered upon exercise of all options granted under the Plan shall not exceed 200,000 of such shares, or 5% of the Company's outstanding shares, whichever is the larger number. If any option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.
5.    Eligibility and Participation.
      An Incentive Stock Option may be granted only to any individual who, at the time the option is granted, is an Employee of the Company or any related corporation. A nonstatutory Stock Option may be granted to any Employee, Officers, Agents, Consultants or Independent Contractors of the Company or any related corporation. The Plan Administrator shall determine from time to time which of the eligible Employees, Officers, Agents, Consultants or Independent Contractors of the Company and its subsidiaries shall be granted options, the time or times at which such options shall be granted and exercisable, and the number of shares to be subject to each option. An individual who has been granted an option ("Optionee") may, if he is otherwise eligible, be granted an additional option or options if the Plan Administrator shall so determine, provided the provisions of paragraph 9 shall apply to such subsequent grant.
6.    Purchase Price.
      The purchase price of the stock covered by each option shall be determined by the Plan Administrator but shall not be less than one hundred ten percent (110%) of the current market value. When the option is granted to an individual who at the time of grant is a Ten Percent Shareholder, this shall be considered a non-qualified option and subject to a purchase price of not less than one hundred ten percent (110%) of the fair market value of such stock, on the date the option is granted, as determined by the Plan Administrator, (and, as relates to a Ten Percent Holder. The Plan Administrator reserves the right to set the length of time the option is exercisable, not to exceed 5 years. In addition to aggregate Fair Market Value, determined as of the stock subject to the option granted the Optionee in any calendar year under all such plans of the Company and its parents and subsidiaries shall not exceed $100,000 plus an unused limit carryover to such year as defined and provided for in Section 422 (d) of the Internal Revenue Code.
7.    Options.
      Each Option granted shall be evidenced by a written agreement and all rights thereunder shall expire on such date the Plan Administrator may determine, but in no event later than 10 years from the date on which the option is granted, and shall be subject to earlier termination as provided herein. Each Option shall state the number of shares to which it pertains as well as the exercise price.
8.    Exercise of Options.
      Each Option shall be exercised in whole or in such installments during the period prior to its expiration date as the Plan Administrator shall determine, but in no event less than one year from the date of grant, provided that in the event the Option Holder shall not in any given installment period purchase all of the shares which he is entitled to purchase in such installment period, his right to purchase any shares not purchased in such installment period shall continue until the expiration date of sooner termination of his option. At the time of each exercise the Purchase Price of any shares purchased shall be paid in full in cash or by certified or cashier's check payable to the order of the Company. No share shall be issued until full payment thereof has been made.
9.    Prior Options.
      Notwithstanding any other provisions of this Plan, no option granted under this Plan may be exercised while there is outstanding (within the meaning of Section 422(a) of the Internal Revenue Code) any incentive stock option which was granted to the Option Holder before the granting of the option sought to be exercised and which is for the purchase of stock of the Company, of a parent, subsidiary or predecessor corporation of any of them, viewed as of the time of the granting of the latest of such options.
10.   Nontransferrability of Options.
      An option granted under the Plan shall, by its terms, be nontransferable by the Optionee, either voluntarily or by operation of law, otherwise than by will or the laws of the descent and distribution, and shall be exercisable during his/her lifetime only by the Optionee.
11.   Employment.
      Nothing contained in the Plan or in any option granted under the Plan shall confer upon any Optionee any right with respect to the continuation of his/her employment by the Company or any subsidiary or interfere in any way with the right of the Company or of any subsidiary (subject to the terms of any separate employment agreement to the contrary) at any time to terminate such employment or to increase or decrease the compensation of the Optionee from the rate in existence at the time of the granting of an Option.
12.   Termination of Employment.
      If an Optionee ceases to be employed by the Company or one of its subsidiaries for any reason other than his death, his option shall immediately terminate; provided, however, that if such cessation of employment shall be due to his voluntary resignation with the consent of the Board of Directors of the Company or such subsidiary, and the Board permits an extension expressed in the form of a resolution, or to his retirement under the provisions of any Pension or Retirement Plan of the Company or of such subsidiary then in effect, such Option may be exercised to the extent exercisable but remaining unexercised on the date of such cessation of employment, within three (3) months after the date he ceases to be an employee of the Company or such subsidiary, or if such Optionee has a disability, within three (3) months after he ceases to be an employee of the Company, to the extent exercisable but remaining unexercised on the date his employment terminates.

13.   Death of Option Holder.
      If an Optionee dies while he is employed by the Company or one of its subsidiaries or within three (3) months after he shall cease to be an employee by reason of his voluntary resignation with the consent of the Board of Directors of the Company or such subsidiary expressed in the form of a resolution, or his retirement under the provisions of any Pension or Retirement Plan of the Company or of such subsidiary then in effect, this option shall expire one (1) year after the date of such death. During such period after such death such option, to the extent that it was exercisable but it remained unexercised on the date of death, but subject to adjustment in respect of option price and number and class of shares by reason of any event occurring subsequent to such date of death as provided in Section 15 thereof, may be exercised by the person or persons to whom the Optionee's rights under the option shall pass by his will or by the laws of descent and distribution and such person or persons shall adequately prove to the Company his right to exercise any such option. To the extent of any conflict between paragraphs 12 and 13, paragraph 13 shall govern. Anything hereinabove stated in paragraphs 12 or 13 to the contrary notwithstanding, an option may not be exercised by anyone after the expiration of the maximum period provided for in paragraph 7.
14.   Privileges of Stock Ownership.
      No person entitled to exercise any option granted under the Plan shall have any of the rights and privileges of a stockholder of the Company in respect of any shares of stock issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered. No shares shall be issued and delivered upon exercise of any option unless and until, in the opinion of counsel for the Company, any applicable registration requirement of the Securities Act of 1993, any applicable listing requirements of any national securities exchange on which stock of the same class is then listed, and any other requirements of law or of any regulatory bodies having jurisdiction complied with. The company may, but need not, require that all costs in connection with any such registration, listing or any other requirements of law be paid by the person exercising the option.
15.   Adjustments.
      If the outstanding shares for the Common Stock of the Company are increased, decreased, or changed into or exchanged for a different number or kind of shares or securities of the Company, through reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made in the maximum number and kind of shares as to which options may be granted under this Plan. A corresponding adjustment changing the number or kind of shares allocated to unexercised option or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment in the number of shares subject to outstanding options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the Option but with a corresponding adjustment in the price for each share or other unit of any security then covered by the Option.

      Upon the dissolution or liquidation of the Company or upon a reorganization, merger, or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all of the property or more than eighty percent (80%) of the then outstanding stock of the Company to another corporation, the Plan shall terminate and any option theretofore granted hereunder shall terminate unless provision be made in writing in connection with such transaction for the continuance of the Plan or for the assumption of options theretofore granted hereunder shall terminate unless provision be made in writing in connection with such transaction for the continuance of the Plan or for the assumption of Options theretofore granted, or the substitution for such options of new Options covering the stock of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices, in which event the Plan and options theretofore granted shall continue in the manner and under the terms so provided; however, it is further provided that each Optionee shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation in which the Company is not the surviving corporation, if a period of one (1) year from the date of the grant of the Option shall have elapsed, to exercise the Option in whole or in part, whether or not the Optionee's right to exercise such Option had otherwise accrued pursuant to the terms of the Option agreement pursuant to which such Option was granted, subject to any limitations on exercisability imposed by the Board or Committee and contained in the Option agreements.
      Adjustments under this section shall be made by the Board of Directors whose determination as to what adjustments shall be made, and the extent thereof shall be final, binding and conclusive. No fractional shares of stock or units or other securities shall be issued under the Plan or any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding either upward or downward to the nearest whole share or unit, provided, however, that any adjustments under this Section shall be made in such manner as not to constitute a "modification" as defined in Section 424 of the Internal Revenue Code.
16.   Other Provisions.
      The Option Agreements authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the option, as the Plan Administrator or the Board of Directors of the Corporation shall deem advisable. Any such Option Agreement shall contain such limitations and restrictions upon the exercise of the options as shall be necessary in order that such option will be an "incentive stock option" as defined in Section 422(a) of the Internal Revenue Code or to conform to any change in the law.
17.   Withholding Tax Requirement.
      The Company or any related corporation shall have the right to retain and withhold from any payment of cash or Common Stock under the Plan the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require an Optionee receiving shares of Common Stock to reimburse the Company for any such taxes required to be withheld by the Company and withhold any distribution in whole or in part until the Company is so reimbursed. In lieu thereat the Company shall have the right to withhold from any other cash amounts due or to become due from the Company to the Optionee an amount equal to such taxes or retain and withhold a number or shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such shares so withheld.

18.   Amendment and Termination of Plan.
      The Board of Directors of the Company may at any time suspend or terminate the Plan. The Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revisions shall increase the maximum number of shares in the aggregate which may be sold pursuant to the options granted under Plan, except as permitted under the provisions of Section 15, or change the minimum purchase price set forth in Section 6, or increase the maximum term of options provided for in Section 7, or permit the granting of options to anyone other than as provided in Section 5.
No amendment, suspension or termination of the Plan shall (a) result in the disqualification of any option granted pursuant to the Plan as an "Incentive Stock Option" under the Internal Revenue Code or (b) without the consent of the Option Holder, alter or impair any rights or obligations under any option theretofore granted under the Plan unless authorized by the provision of the Plan.
19.   Indemnification of Committee.
      In addition to such other rights of indemnification as they may have as directors, the members of the Plan Administrator shall be indemnified by the Company to the full extent authorized by the General Corporation Law of the State of New York provided that within 60 days after the institution of any action, suit or proceeding to which such indemnification applies and the Plan Administrator member shall, in writing, offer the Company the opportunity at its own expense, to handle and defend the same.
20.   Application of Funds.
      The proceeds received by the Company from the sale of Stock pursuant to option will be used for general corporate purposes.
21.   No Obligation to Exercise Option.
      The granting of an Option shall impose no obligation upon the Option Holder to exercise such Option.
22.   Effective Date.
      The Plan shall become effective upon its approval by the affirmative vote or consent of the Holders of a majority of shares of Common Stock outstanding. The Plan shall terminate on 6/24/2014 and no further options shall thereafter be granted hereunder.
23.   Governing Law.
       The provisions of this Plan shall be governed and construed in accordance with the laws of the State of New York provided, however, that in the case of the provisions applicable to Incentive Stock Options, such provisions shall (to the extent possible) be construed in a manner conforming to and consistent with the requirements of Section 422(a) of the Code.

Exhibit B

DRAFT COPY
DAXOR CORPORATION 2019 INCENTIVE COMPENSATION PLAN
1. Purpose.
        The purpose of this 2019 Incentive Compensation Plan (the "Plan") is to assist Daxor Corporation (the "Company") in attracting, retaining, motivating and rewarding high-quality executives, employees and non-employee directors who provide services to the Company and/or its Subsidiaries (as defined below), if any, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and stockholders of the Company.
2. Definitions.
As used in the Plan, the following words shall have the following meanings:
        (a) "Award" means any award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Deferred Stock Units, Cash Awards or Bonus Stock granted to an Eligible Person pursuant to the provisions of the Plan;
        (b) "Award Agreement" means the written agreement evidencing an Award under the Plan;
        (c) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 9(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant's estate;
        (d) "Board of Directors" means the Board of Directors of the Company;
        (e) "Bonus Stock" means Common Stock granted to an Eligible Person under Section 6(h) hereof;
        (f) "Cash Award" means an award denominated in cash granted to an Eligible Person under Section 6(g) hereof;
(g) "Change in Control" means any of the following:
        (i) any one person or more than one person acting as a group acquires ownership of shares of the Company that, together with the shares of the Company held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of the Company; provided, however, that if any one person or more than one person acting as a group is considered to own more than 50% of the total fair market value or total voting power of the shares of the Company, the acquisition of additional shares by the same person or persons shall not constitute a Change in Control under clause (i) or (ii) of this Section 2(g). An increase in the percentage of shares of the Company owned by any one person or persons acting as a group as a result of a transaction in which the Company acquires its own shares in exchange for property will be treated as an acquisition of shares of the Company by such person or persons for purposes of this Section 2(g) (i). This Section 2(g)(i) applies only when there is a transfer of shares of the Company (or issuance of shares of the Company) and shares in the Company remain outstanding after the transaction;
        (ii) any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, ownership of shares of the Company having 35% or more of the total voting power of the shares of the Company; provided, however, that if any one person or more than one person acting as a group so acquires 35% or more of the total voting power of the shares of the Company, the acquisition of additional control of the Company by the same person or persons shall not constitute a Change in Control;
        (iii) a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board of Directors prior to the date of such appointment or election; or
        (iv) any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to (A) a stockholder of the Company immediately before the asset transfer in exchange for or with respect to shares of the Company, (B) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a person or more than one person acting as a group that owns, directly or indirectly, shares of the Company having 50% or more of the total fair market value or total voting power of the Company or (D) an entity, at least 50% of the total value or voting power of which is owned by a person or persons described in clause (B) above; and provided, further, that for purposes of clauses (A), (B), (C) and (D) above, a person's status is determined immediately after the transfer of the assets. For purposes of this Section 2(g)(iv), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
It is the intent of the Company that the definition of "Change in Control" satisfies, and be interpreted in a manner that satisfies, the applicable requirements of Code Section 409A. If the definition of "Change in Control" would otherwise frustrate or conflict with the intent expressed above, that definition to the extent possible shall be interpreted and deemed amended so as to avoid such conflict.
        (h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto;
        (i) "Committee" means the Compensation Committee of the Board of Directors, or such other committee of three or more Non-Employee Directors designated by the Board of Directors to administer the Plan; provided, however, that the Committee shall consist solely of three or more directors, each of whom shall not be an "interested person" of the Company within the meaning of the Investment Company Act and shall be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act;
        (j) "Common Stock" means common stock of the Company and such other securities as may be substituted (or resubstituted) for Common Stock pursuant to Section 9(c) hereof;

        (k) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 8(d) of the Plan;
        (l) "Deferred Stock Unit" means a right, granted to an Eligible Person under Section 6(f) hereof, to receive Common Stock, cash or a combination thereof at the end of a specified deferral period;
        (m) "Disabled" means, unless otherwise determined by the Committee and set forth in an award agreement, (i) being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a period of not less than 12 months;
(n) "Dividend Equivalents" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable by the Company on one share of Common Stock to stockholders of record;
        (o) "Effective Date" means the date on which the Company's stockholders approve the adoption of the Plan;
        (p) "Eligible Persons" means (i) any person, including officers and directors, in the regular employment of the Company and/or any Subsidiary on a full-time basis and (ii) any Non-Employee Director of the Company;
        (q) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto;
        (r) "Fair Market Value" means the mean of the high and low sale prices of Common Stock as reported on the New York Stock Exchange―Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the Common Stock has been duly listed and approved for quotation and trading) on the relevant date, or if no sale of the Common Stock is reported for such date, the next preceding day for which there is a reported sale;
        (s) "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time, including rules thereunder and successor provisions and rules thereto;
        (t) "Non-Employee Director" means a director of the Company who is not, at the time an Award is to be granted under the Plan, an employee of the Company or any of its Subsidiaries;
        (u) "Option" means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Common Stock at a specified price during specified time periods;
        (v) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person;
        (w) "Performance Award" means an Award granted to an Eligible Person which is conditioned upon satisfaction, during a period of at least one year but in no event more than ten years, of performance criteria established by the Committee;

        (x) "Restricted Stock" means an award of Common Stock granted to an Eligible Person under Section 6(d) hereof;
        (y) "Restricted Stock Unit" means an award that represents the right to receive Common Stock granted to an Eligible Person under Section 6(e) hereof;
        (z) "Retirement" means (i) with respect to an employee of the Company (and/or a Subsidiary), termination of employment by retirement on or after attaining (A) age 65, (B) age 62 after having completed at least three years of service with the Company (and/or a Subsidiary) or (C) age 55 after having completed at least ten years of service with the Company and (ii) with respect to a Non-Employee Director of the Company, termination of service as a director by reason of retirement in accordance with the Company's retirement policy for Non-Employee Directors contained in the Company's By-Laws;
        (aa) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act;
(bb) "Section 409A" means Section 409A of the Code;
(cc) "Stock Appreciation Right" means a right granted to an Eligible Person under Section 6(c) hereof; and
        (dd) "Subsidiary" means (i) any corporation or other entity in which the Company, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity and (ii) any corporation or other entity in which the Company has a significant equity interest and which the Committee has determined to be considered a Subsidiary for purposes of the Plan.
3. Administration of the Plan.
        (a) Authority of the Committee and the Board of Directors. The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be the acts of the Committee. The Committee shall approve, in each case subject to ratification by the Board of Directors and subject to and consistent with the provisions of the Plan, Eligible Persons selected to become Participants, grants of Awards, the type, number and other terms and conditions of Awards, and the terms of Award Agreements (which need not be identical for each Participant). The Committee shall have full and final authority to prescribe rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein and make all other decisions and determinations as the Company may deem necessary or advisable for the administration of the Plan.
        (b) Manner of Exercise of Committee Authority. Any action of the Committee (subject to ratification by the Board of Directors if applicable) shall be final, conclusive and binding on all persons, including the Company, Participants, Beneficiaries, transferees under Section 9(b) hereof or other persons claiming rights from or through a Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may appoint agents to assist it in administering the Plan.

        (c) Limitation of Liability. The Board of Directors, the Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Company, the Company's independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Board of Directors and of the Committee and any officer or employee of the Company acting at the direction or on behalf of the Board of Directors or the Committee shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.
4. Stock Subject to Plan.
        (a) Overall Number of Shares of Common Stock Available for Delivery. Subject to adjustment as provided in Section 9(c) hereof, the total number of shares of Common Stock reserved and available for delivery in connection with Awards under the Plan (other than any shares of Common Stock issued in payment of Dividend Equivalents) shall be 250,000. Any shares of Common Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.
        (b) Application of Limitation to Grants of Awards. No Award denominated by reference to shares of Common Stock may be granted if the number of shares of Common Stock to be delivered in connection with such Award exceeds the number of shares of Common Stock remaining available for grant under the Plan. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Common Stock actually delivered differs from the number of shares previously counted in connection with an Award.
        (c) Availability of Shares Not Delivered under Awards. Shares of Common Stock subject to an Award under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation. Any shares of Common Stock delivered to, or withheld by, the Company in payment of the exercise price of, or through net share settlement of, an Award or in respect of taxes required to be withheld by the Company upon exercise or settlement of an Award, or repurchased by the Company using proceeds received upon exercise of an Award, shall not become available again for purposes of the Plan. Notwithstanding the foregoing, any shares of Common Stock subject to an Option (or part thereof) that is canceled upon exercise of a Stock Appreciation Right shall be treated as if the Option itself were exercised and such shares shall no longer be available for Awards under the Plan.
5. Eligibility.
        Awards may be granted under the Plan only to Eligible Persons.
  6. Specific Terms of Awards.
        (a) General. Subject to the requirements of Section 3(a), Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant in an Award Agreement or thereafter (subject to Section 9(f)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding the treatment of Awards in the event of termination of employment or service on the Board of Directors by the Participant and terms permitting a Participant to make elections relating to his or her Award, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Maryland General Corporation Law, no consideration other than services may be required for the grant (but not the exercise) of any Award.
        (b) Options. Options may be granted to Eligible Persons on the following terms and conditions:
       (i) Exercise Price. The exercise price per share of Common Stock purchasable under an Option shall be not less than the Fair Market Value of a share of Common Stock on the date of grant of such Option. If and to the extent provided for in the applicable Award Agreement, the Option price per share may be reduced after grant of the Option to reflect capital gains distributions to the Company's stockholders; provided that no such reduction shall be made which will reduce the Option price below zero.
        (ii) Time and Method of Exercise. The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash or Common Stock, and the methods by or forms in which Common Stock will be delivered or deemed to be delivered to Participants. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(b)(iii) and 10(d), an Option shall become exercisable after the first anniversary of the date of grant, subject to the Participant's continued employment or service with the Company.
        (iii) Termination. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 9(d), if (w) a Participant's employment with the Company terminates by reason of death or becoming Disabled, all of the Participant's Options shall be exercisable within the period beginning on the date the Participant's employment terminated (even if such date occurs before the Participant has become entitled to exercise all or any part of his or her Options) and ending one year thereafter or the expiration date set forth in the applicable Award Agreements if earlier; (x) a Participant's employment with the Company terminates by reason of Retirement (and, except as otherwise determined by the Committee, the Participant executes a non-competition, non-solicitation, non-disclosure and non-disparagement agreement in a form satisfactory to the Company), the Participant's Options shall be exercisable within the period beginning on the date the Participant would otherwise have become entitled to exercise the part of his or her Options so exercised and ending on the third anniversary of the Participant's Retirement date or the expiration date set forth in the applicable Award Agreements if earlier; (y) the Company terminates the Participant's employment with the Company without cause, the Participant voluntarily resigns or, in the case of a Participant principally employed by a Subsidiary, the Subsidiary is divested and as a result thereof the Participant is no longer employed by the Company (and/or another Subsidiary), the Participant's Options shall be exercisable within the period beginning on the date the Participant's employment terminated and ending three months thereafter or the expiration date set forth in the applicable Award Agreements if earlier, but only to the extent the Options were exercisable on the date the Participant's employment terminated, and all of the Participant's other Options shall terminate and cease to be exercisable immediately; or (z) a Participant's employment with the Company terminates for any other reason (including termination for cause), the Participant's Options shall terminate and cease to be exercisable immediately.
       (iv) Dividend Equivalents. If and to the extent provided for in the applicable Award Agreement, a recipient of Options may be entitled to receive Dividend Equivalents in respect of such Options or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock. Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.
(c) Stock Appreciation Rights. Stock Appreciation Rights may be granted to Eligible Persons on the following terms and conditions:
       (i) Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive consideration (the form of which will be determined pursuant to Section 6(c)(ii) below), upon exercise thereof, equal to the excess of (A) the Fair Market Value of one share of Common Stock on the date of exercise over (B) the grant price of the Stock Appreciation Right (which shall not be less than the Fair Market Value of a share of Common Stock on the date of grant). Stock Appreciation Rights may be either freestanding or in tandem with other Awards. If and to the extent provided for in the applicable Award Agreement, the grant price of a Stock Appreciation Right may be reduced after grant of the Stock Appreciation Right to reflect capital gains distributions to the Company's stockholders; provided that no such reduction shall be made which will reduce the grant price of the Stock Appreciation Right below zero.
       (ii) Time and Method of Exercise. (A) The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by or forms in which Common Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award and any other terms and conditions of any Stock Appreciation Right. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(c)(iii) and 10(d), a Stock Appreciation Right shall become exercisable after the second anniversary of the date of grant, subject to the Participant's continued employment or service with the Company.
        (B) To the extent that any Stock Appreciation Right that shall have become exercisable shall not have been exercised or cancelled or, by reason of any termination of employment, shall have become non-exercisable, it shall be deemed to have been exercised automatically, without any notice of exercise, on the last day on which it is exercisable, provided that any conditions or limitations (including limitations set forth in Section 6(c)(iii)) on its exercise (other than (x) notice of exercise and (y) exercise or election to exercise during the exercise period prescribed in Section 6(c)(ii)(A)) are satisfied and the Stock Appreciation Right shall then have value. Such exercise shall be deemed to specify that, subject to determination by the Committee as provided in Section 6(c)(ii)(A), the holder elects to receive cash and that such exercise of a Stock Appreciation Right shall be effective as of the time of the exercise.

       (iii) Termination. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 9(d), termination of employment or service with the Company shall have the same effect on Stock Appreciation Rights as does termination on Options as set forth in Section 6(b)(iii).
       (iv) Dividend Equivalents. If and to the extent provided for in the applicable Award Agreement, a recipient of Stock Appreciation Rights may be entitled to receive Dividend Equivalents in respect of such Stock Appreciation Rights or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock. Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.
(d) Restricted Stock. Restricted Stock may be granted to Eligible Persons on the following terms and conditions:
       (i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant in an Award Agreement or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(d)(ii) and 10(d), restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant's continued employment or service with the Company.
         (ii) Forfeiture. Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.
         (iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock and that the Company retain physical possession of the certificates. In addition, the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock whether certificated or uncertificated.
         (iv) Dividends, Capital Gains Distributions and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends or capital gains distributions paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock. Except as otherwise determined by the Committee, Common Stock distributed in connection with a stock split, stock dividend or capital gains distribution, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Stock or other property has been distributed.
(e) Restricted Stock Units. Restricted Stock Units may be granted to Eligible Persons on the following terms and conditions:
        (i) Grant and Restrictions. Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(e)(ii) and 10(d), the restrictions on Restricted Stock Units will lapse and Common Stock in respect of the Participant's Restricted Stock Units shall be delivered to the Participant in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant's continued employment or service with the Company.
        (ii) Forfeiture. Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.
        (iii) Dividend Equivalents. If and to the extent provided for in the applicable Award Agreement, a recipient of Restricted Stock Units may be entitled to receive Dividend Equivalents in respect of such Restricted Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock. Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.
(f) Deferred Stock Units. Deferred Stock Units may be granted to Eligible Persons on the following terms and conditions:
      (i) Grant and Restrictions. Satisfaction of an Award of Deferred Stock Units shall occur upon expiration of the deferral period specified for such Deferred Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Deferred Stock Units may be satisfied by delivery of Common Stock, cash equal to the Fair Market Value of the specified number of shares of

Common Stock covered by the Deferred Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.
        (ii) Forfeiture. Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Unit), all Deferred Stock Units that are at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock Units.
        (iii) Dividend Equivalents. If and to the extent provided for in the applicable Award Agreement, a recipient of Deferred Stock Units may be entitled to receive Dividend Equivalents in respect of such Deferred Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock. Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.
(g) Cash Awards. Cash Awards may be granted to Eligible Persons on the following terms and conditions:
        (i) Grant and Restrictions. A Cash Award shall confer on the Participant to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals. The amount that may be paid to any one Participant with respect to Cash Awards shall not exceed $3,000,000 with respect to any fiscal year. Cash Awards may be satisfied in cash, by delivery of the number of shares of Common Stock valued at the Fair Market Value on the payout date, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

        (ii) Forfeiture. Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable performance period, Cash Awards that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Cash Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Cash Awards.
(h) Bonus Stock.
        (i) Grant and Restrictions. Bonus Stock may be granted to Eligible Persons. Except as otherwise determined by the Committee and set forth in an Award Agreement, Bonus Stock shall vest immediately and shall not be subject to any restrictions.
        (ii) Certificates for Stock. Bonus Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Bonus Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions, if any, applicable to such Bonus Stock and that the Corporation retain physical possession of the certificates. In addition, the Committee may require that the Participant deliver a stock power to the Corporation, endorsed in blank, relating to the Bonus Stock whether certificated or uncertificated.

7. Certain Provisions Applicable to Awards.
       (a) Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary, or any business entity to be acquired by the Company or any Subsidiary, or any other right of a Participant to receive payment from the Company or any Subsidiary, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. Notwithstanding the foregoing, neither the Board of Directors nor the Committee shall (except pursuant to Section 6(b)(i), Section 6(c)(i) and Section 9(c)) amend the Plan or any Award Agreement to reprice any Option or Stock Appreciation Right, whether by decreasing the exercise price, canceling the Award and granting a substitute Award, repurchasing the Award for cash, or otherwise.
        (b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years after the date of grant.
        (c) Form and Timing of Payment under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash or Common Stock, and, to the extent permitted by Section 409A, may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Common Stock in connection with such settlement, in the discretion of the Committee or upon the occurrence of one or more specified events, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A. Installment or deferred payments may be permitted at the election of the Participant on terms and conditions established by the Committee in accordance with Section 409A. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of other amounts in respect of installment or deferred payments denominated in Common Stock. Notwithstanding any other provision of the Plan to the contrary, no deferral will be permitted under the Plan if it will result in the Plan becoming an "employee pension benefit plan" under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is not otherwise exempt under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.
        (d) Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b3 so that such Participant shall avoid liability under Section 16(b).

8. Performance Awards.
        (a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions.
        (b) Performance Awards Granted to Designated Covered Employees. The grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).
       (i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b). Performance goals shall be objective. The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.
       (ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) return on net assets, return on assets, return on investment, return on capital, return on equity; (2) economic value added; (3) operating margin; (4) net income, pretax earnings, pretax earnings before interest, depreciation, amortization and/or incentive compensation, pretax operating earnings, operating earnings; (5) total stockholder return; (6) performance of managed funds; (7) increase in market share or assets under management; (8) reduction in costs; (9) expense ratios; (10) amount of net assets under management; (11) net asset value; (12) increase in the Fair Market Value of Common Stock; and (13) any of the above goals as compared to the performance of the Standard & Poor's 500 Stock Index or any other published index deemed applicable by the Committee.
        (iii) Performance Period; Timing for Establishing Performance Goals. Achievement of performance goals in respect of such
Performance Awards shall be measured over a performance period of at least one year but in no event more than ten years, as specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted.
        (iv) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash or Common Stock, or a combination thereof, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 8(b). The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

       (c) Written Determinations. All determinations made by the Committee as to the establishment of performance goals or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing. The Committee may not delegate any responsibility relating to such Performance Awards.
        9. General Provisions.
        (a) Compliance with Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Common Stock or payment of other benefits under any Award until completion of such registration or qualification of such Common Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Common Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Common Stock or payment of other benefits in compliance with applicable laws, rules and regulations, listing requirements or other obligations.
        (b) Limits on Transferability; Beneficiaries. Except as otherwise determined by the Committee, no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant to facilitate estate planning, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon and only to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A). In addition, Awards and other rights may be transferred to one or more transferees during the lifetime of the Participant pursuant to a qualified domestic relations order. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.
       (c) Adjustments. In the event that any dividend, capital gains distribution or other distribution (whether in the form of cash, Common Stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Common Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares of Common Stock subject to the Plan as set forth in Section 4(a), (ii) the number and kind of shares of Common Stock which may be delivered in connection with Awards granted thereafter, (iii) the number and kind of shares of Common Stock by which per-person Award limitations are measured under Section 5 hereof, (iv) the number and kind of shares of Common Stock subject to or deliverable in respect of outstanding Awards and (v) the exercise price or grant price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary or business unit, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant, provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Awards that provide for a "deferral of compensation" within the meaning of Section 409A to fail to satisfy the requirements of Section 409A. Furthermore, in the event a capital gains distribution is made to the Company's stockholders, the exercise price of outstanding Options and the grant price of outstanding Stock Appreciation Rights issued under the Plan may be adjusted in accordance with Sections 6(b)(i) and 6(c)(i), respectively.
        (d) Change in Control. Notwithstanding any other provision of the Plan, if a Change in Control shall occur, then, unless prior to the occurrence thereof, the Board of Directors shall determine otherwise by vote of at least two-thirds of its members, except with respect to previously granted and outstanding Awards subject to Section 409A for which no such determination may be made, (i) all Options and Stock Appreciation Rights then outstanding pursuant to the Plan shall forthwith become fully exercisable whether or not then exercisable, (ii) all restrictions on all Restricted Stock awarded under the Plan shall forthwith lapse, (iii) all outstanding Restricted Stock Units, Deferred Stock Units and Cash Awards shall forthwith be paid in cash or settled by the issuance of Common Stock thereunder and (iv) all Performance Awards shall be paid out as if each performance period had been completed or satisfied and as if achievement of the applicable performance goals was sufficient to enable a payment equal to the maximum amount provided for in the Performance Awards.
        (e) Taxes. The Company is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Common Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Common Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

        (f) Changes to the Plan and Awards. The Board of Directors may amend, alter, suspend, discontinue or terminate the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company's stockholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted, and the Board of Directors may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, subject to Section 9(c), without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto to the extent permitted by applicable law and regulations, except as otherwise provided in the Plan; provided that, subject to Section 9(c) and Section 9(m), without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.
        (g) Limitation on Rights Conferred under the Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company, (ii) interfering in any way with the right of the Company to terminate any Eligible Person's or Participant's employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Common Stock in accordance with the terms of an Award.
        (h) Unfunded Status of Awards, Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Common Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Common Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan except as otherwise determined by the Committee with the consent of each affected Participant.
        (i) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board of Directors nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors or a committee thereof to adopt such other incentive arrangements as it may deem desirable.
        (j) Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.
        (k) Governing Law. The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the Maryland General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

        (l) Plan Effective Date and Stockholder Approval. The Plan has been adopted by the Board of Directors, including all of the Non-Employee Directors, and will become effective upon approval of the Plan by the stockholders of the Company. The Plan shall be reviewed by the Board of Directors no less frequently than annually. The Plan shall remain in effect until all Awards have been exercised or terminated under the terms of the Plan and applicable Award Agreements; provided, however, that Awards under the Plan may be granted only within ten (10) years from the Effective Date.
        (m) Compliance with Section 409A.
       (i) The Plan and the Award Agreements are intended to either comply with or be exempt from Section 409A, and, to the maximum extent permitted, the Plan and the Award Agreements shall be interpreted and construed accordingly. Notwithstanding the foregoing, payments under the Plan and the Award Agreements will be interpreted to be exempt from Section 409A to the maximum extent possible. The Committee shall have the discretion and authority to amend the Plan or any Award Agreement at any time to satisfy any requirements of Section 409A or rulings or other guidance published by the U.S. Treasury Department interpreting Section 409A (including, without limitation, correction programs). Notwithstanding anything in the Plan or any Award Agreement to the contrary, in no event shall the Company, any of its affiliates or its agents, or any member of the Board of Directors have any liability for any taxes imposed in connection with a failure of the Plan or any Award Agreement to comply with Section 409A.
       (ii) For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a "deferral of compensation" (within the meaning of Section 409A) upon or as a result of a termination of employment, a termination of employment shall not be deemed to have occurred unless such termination of employment is also a "separation from service" within the meaning of Section 409A.
       (iii) For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a "deferral of compensation" (within the meaning of Section 409A) upon or as a result of a termination of employment, then, notwithstanding any other provision in the Plan or any Award Agreement to the contrary, such payment will not be made to an Eligible Person or Participant until the day after the date that is six months following the separation from service date (the "Specified Employee Payment Date"), but only if, as of such separation from service date, such Eligible Person or Participant is a "specified employee" (as defined under Section 409A and pursuant to any relevant procedures that the Company may establish). For the avoidance of doubt, on the Specified Employee Payment Date, the Eligible Person or Participant will be paid in a single lump sum all payments that otherwise would have been made to him or her under the Plan or any Award Agreement during that six-month period but were not because of this paragraph. This paragraph will not be applicable after the Eligible Person's or Participant's death.

Exhibit C

Authorization
Resolutions of the Board
WHEREAS, the Board believes that it is in the best interests of the company and its stockholders that, in order to recruit and retain employees and directors, it is necessary to incentivize employees and directors of the company through the issuance from time to time of restricted stock, restricted stock units, stock options, and other equity related awards under the Daxor Corporation 2019 Incentive Compensation Plan (the "Incentive Plan");
WHEREAS, certain actions by the company under the Incentive Plan, including, without limitation, allowing the issuance of the restricted stock, restricted stock units, stock options, and other equity-related awards to employees and directors of the company, may be prohibited by certain provisions of Investment Company Act of 1940, as amended (the "1940 Act"), and therefore may require an exemptive relief under such provisions of the 1940 Act from the Securities and Exchange Commission (the "Incentive Plan Order"); and
WHEREAS, the Board believes that it is in the best interests of the company and its stockholders that the company seek exemptive relief from the Securities and Exchange Commission ("SEC") related to the above described actions under the Incentive Plan (the "Incentive Plan Exemptive Application").
NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Incentive Plan, subject to stockholder approval and the issuance of the Incentive Plan Order, and the Incentive Plan Exemptive Application, each substantially in the form provided in the Board meeting materials.
FURTHER RESOLVED, that the Board hereby directs that the appropriate officers of the company (the "Authorized Officers") submit the Incentive Plan Exemptive Application to the SEC for the Incentive Plan Order;
FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the company to prepare, execute and file the Incentive Plan Exemptive Application with the SEC pursuant to the 1940 Act for the Incentive Plan Order and any amendments thereto that such Authorized Officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Incentive Plan and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers executing the same, the approval by the company of such Authorized Officers to be evidenced conclusively by their execution of the same.
FURTHER RESOLVED, that the Authorized Officers are hereby directed to submit the Incentive Plan to the Company's stockholders for their consideration and approval at a duly called meeting of stockholders,
FURTHER RESOLVED, that the directors and officers of the company be, and each of them herby is, authorized and empowered in the name and on behalf of the company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions.

Exhibit D
Verification Required by Rule 0-2(d)
The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Sections 18(d) and 23(a) and (b) of the 1940 Act, pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c) of the 1940 Act, and pursuant to Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act on behalf of Daxor Corporation; that he is the Chief Financial Officer and Chief Compliance Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
DAXOR CORPORATION
By:	/s/ Robert J. Michel
Robert J. Michel Chief Financial Officer and Chief Compliance Officer